[FIRST NIAGRA FINANCIAL CORP. LETTERHEAD]





August 14, 2006

Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0701

Dear Mr. Walker:

We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 3, 2006, to First Niagara Financial Group, Inc. (the "Company") regarding the Company's Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 15, 2006. (File No. 000-23975).


Note 4 - Loans and Leases, page 62
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1. We read your  response to comment 1 in our letter  dated July 13,  2006.  You state that we regularly sell newly originated conforming conventional mortgage loans and that we classify these loans as held for sale at origination. Please revise future filings to present loans originated for sale and sales proceeds on a gross basis in the operating section of our statement of cash flows. Refer to paragraph 9 of FAS 102 and paragraph 21 of FAS 104 and its related footnote 1.

The Company supplementally informs the Staff that it will comply with the requirements of paragraph 9 of FAS 102 and paragraph 21 of FAS 104 by presenting loans originated for sale and sales proceeds on a gross basis in the operating section of our statement of cash flows in future filings beginning with its filing of Form 10-Q for the period ending June 30, 2006 which we filed on August 9, 2006.




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
Mr. Donald A. Walker
United States Securities and Exchange Commission
Page 2 of 2


The Company represents and acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or John R. Koelmel, Executive Vice President and CFO, if you have further questions or comments.

Sincerely,

/s/ Paul J. Kolkmeyer

Paul J. Kolkmeyer
President & CEO
First Niagara Financial Group, Inc.